FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 24, 2007 announcing that North-West Telecom is expanding its Gilat SkyEdge satellite network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated October 24, 2007

Russia’s North-West Telecom expands its Gilat broadband satellite network

– Gilat’s SkyEdge networks serve Universal Service Obligation (USO) projects across the entire Russian Federation

Petah Tikva, Israel, October 24, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that North-West Telecom, one of Russia’s largest telecommunications companies, is expanding its Gilat SkyEdge satellite network to bring telephony and broadband Internet services to a growing number of remote communities in North Western Russia.

North-West Telecom originally deployed a SkyEdge VSAT network earlier this year to serve several hundred sites in the Arkhangelsk region. The network expansion will serve many more sites in the Murmansk, Karelia, Komi and Vologda regions and will comprise hundreds of SkyEdge Pro VSATs and more than 60 SkyEdge Gateways that provide high-speed mesh trunking and IP connectivity.

North-West Telecom’s deployment of the SkyEdge VSAT network fulfills a Universal Service Obligation (USO) to meet the modern telecommunications requirements of rural communities. The network is operated by Russia’s leading satellite service provider, Global-Teleport, which will use its SkyEdge satellite hub station based near Moscow. Gilat has been working closely with Global-Teleport to develop several major communications networks in Russia.

“This is the third major USO project that we are deploying based on Gilat’s SkyEdge product. Combined, those projects span Russia. The expansion of the North-West Telecom project reflects the successful completion of the first phase this year,” said Alexey Ostapchuk, General Manager of Global-Teleport. “Gilat’s effective combination of leading-edge technology, seamless integration to our existing network, and global experience in USO projects have opened new opportunities for us in the Russian telecom market,” he added.

Arie Rozichner, Gilat’s Regional Vice President, Eurasia, said, “A contributing facet of our success in Russia has been our local office that provides the support that our customers require. North-West Telecom’s decision to expand its network with SkyEdge means that our VSATs will continue to help improve the quality of life for citizens in North Western Russia’s rural areas.”

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

Gilat in Russia
Gilat’s SkyEdge systems have been chosen for a number of very significant federal government projects in Russia, including the Ministry of Education, FGUP “Russian Post” and Universal Service Obligation (USO) projects covering North Western, Siberian and Far East regions. Earlier this week, Gilat announced that is was selected to provide a SkyEdge network for Russia’s largest electric utility company, FSK. Gilat’s advanced VSAT technology meets the complex requirements of major operators in Russia, bringing telephony and Internet services to citizens in the country’s remote regions.

About North-West Telecom

Founded in 2001, North-West Telecom provides a wide range of telecommunication services to Russia’s North Western federal district, an area covering more than 1.8 million square kilometers with a population of more than 13.7 million persons. For more information, please visit www.nwtelecom.ru.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. For more information, please visit www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:

Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com